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[LETTERHEAD OF ELLIS FUNK, P.C.]

December 4, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:
Allegiant Travel Company
Amendment No. 3 to Registration Statement on Form S-1 Filed on November 20, 2006
File No. 333-134145

Dear Ms. Kalin:

        This letter is in response to the Staff's comment letter issued on November 21, 2006, with respect to the above-referenced matter. The following responds to the item numbers in the Staff's comment letter:

Management's Discussion and Analysis of Financial Condition and Results of Operations; Off-Balance Sheet Arrangements, page 53

1.
We note your disclosure that subsequent to December 31, 2005, you purchased three of your aircraft that were previously under operating leases. You state further that your payments under your operating leases will be reduced by approximately $980,000 in 2006, $1,680,000 in 2007, and $980,000 in 2008, as a result of these purchases. However, it appears from Note 14 to your financial statements that each of your aircraft purchases was partially or fully funded using financing provided by the seller. As such, we believe that you should expand your disclosure either in this section or directly below your contractual obligations table to discuss the amounts that your periodic long-term debt payments (i.e. for the next five years and thereafter) will increase as a result of your aircraft purchases.

Company Response:

We acknowledge the Staff's comment, but we do not believe additional disclosure is required. In that regard, please refer to Note 4 to the financial statements where the debt incurred to purchase these aircraft is disclosed, along with the interest rate and the terms of the repayment ($7,862,000 of debt due at varying dates through June 2011 and $2,221,000 of debt due at varying dates through July 2008). The additional disclosure the Staff suggests would not add any material information not already included in Note 4 to the financial statements.

Business Competition, page 79

2.
On page 80, revise to omit the comparisons with US Airways, United, American and Northwest Airlines. For example, remove your statements indicating that you have a unit cost advantage over other airlines because the other airlines use smaller jets, and remove the statement indicating that legacy carriers tend to charge higher restrictive fares and have a longer elapsed time of travel.

Company Response:

We acknowledge the Staff's comment, but we do not believe the disclosure must be revised. In the airline industry, unit cost refers to cost per available seat mile. With respect to the Company's unit cost advantage, the Company's lower cost per available seat mile than U.S. Airways is based on publicly available information. For the first nine months of 2006, U.S Airways reported in its 10-Q filing its cost per available seat mile was 10.13 cents for its America West operations and 11.52 cents for its U.S Air operations. In comparison, Allegiant's cost per available seat mile for the first nine months of 2006 was 7.44 cents.

With respect to higher restrictive fares and a longer elapsed time of travel for travel between Las Vegas and Peoria, the fare information and elapsed time of travel are publicly available from the various airlines' web sites or from the global reservations systems. In support of this conclusion is a U.S. Department of Transportation report showing the average fare from Peoria to Las Vegas as being $144 for Allegiant and $210 for other airlines for the 12 months ended June 30, 2006. We have also priced round trip travel on Allegiant and the other airlines (United, American and Northwest) for future travel between Peoria and Las Vegas. For a round trip beginning on December 7, 2006, Allegiant's fare is $198 whereas the other airlines are all listed at $259 (based on the Sabre Reservations System). For a round trip beginning January 11, 2007, Allegiant's fare is $198 whereas the other airlines are all listed at $418. The other airlines all require advance purchase of 7 to 21 days, at least one night's stay and a round trip purchase. Allegiant does not have any of these requirements. As Allegiant's flights are all nonstop and the other airlines all provide connecting service through their hubs, the elapsed time of travel on Allegiant will always be significantly less than the other airlines.

People, page 80

3.
As a follow-up to the comment above, remove the statement indicating that your employees' high quality service differentiates you from your competitors, or provide support for this statement, Further, we remind you that your registration statement should be updated to reflect the flight attendant vote on third party representation prior to effectiveness.

Company Response:

We have deleted the sentence regarding the Company's employees in response to the Staff's comment. We have not added any further disclosures regarding the union vote as the flight attendants rejected the union and the Company does not believe further disclosure is material at this time.

Aircraft Fuel, page 83

4.
We note your disclosure that you have formed a wholly-owned subsidiary that has entered into a limited liability company operating agreement with an affiliate of Orlando Sanford International Airport to engage in contract fueling transactions for the provision of aviation fuel to airline users at that airport. Please tell us and disclose: i) the relationship of the limited liability company to your company (e.g. joint venture, equity investee, consolidated investee); and ii) your intended accounting treatment for the limited liability company operating agreement. As a part of your response, please discuss any accounting literature that you have relied upon in determining your intended accounting treatment.

Company Response:

We acknowledge the Staff's comment, but we do not believe the additional disclosure is material at this time. The limited liability company is 50% owned by the Company's wholly-owned subsidiary, but the limited liability company has yet to commence business, be capitalized, have assets or generate revenues. The Company intends to consider the requirements of FIN 46R "Consolidation of Variable Interest Entities, " APB 18 "The Equity Method of Accounting for Investments in Common Stock," and ARB 51 "Consolidated Financial Statements" in determining whether the investment will be accounted for under the equity method or consolidation once the limited liability company becomes operational.

Legality Opinion—Exhibit 5.1

5.
Please confirm that the reference and limitation to the "internal corporate law of the State of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. See Section VIII A.14 of the CF Current Issues Outline.

Company Response:

We will revise the opinion letter to conform to the Staff's suggestion.

        We would be pleased to discuss further if you like and would appreciate hearing back from you at your earliest opportunity in that the Company will be requesting acceleration of effectiveness as of Thursday, December 7, 2006.

        Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

                      Sincerely,

                      /s/ Robert B. Goldberg

                      Robert B. Goldberg

RBG:jll

cc:
Maurice J. Gallagher, Jr.
Andrew C. Levy
Mark Smith, Esq.

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[LETTERHEAD OF ELLIS FUNK, P.C.]